

November 13, 2009

Room 4631

Robert B. Lee
Chief Financial Officer, Treasurer and Controller
PRG-Schultz International, Inc.
600 Galleria Parkway, Suite 100
Atlanta, Georgia 30339

> **Re:** **PRG-Schultz International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Definitive Proxy filed April 23, 2009**
> **File No. 000-28000**

Dear Mr. Lee:

We have reviewed your response dated October 9, 2009 and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2008

Secured Credit Facility, page 32

1.	We note your response to prior comments 4 and 7 with regard to your RAC program and related costs. Please revise future filings to clarify the nature of the costs incurred and that the costs are no longer related to the "demonstration" project but relate to the national RAC program. Also revise your liquidity section to discuss the amount of costs incurred and the amount you expect to expend in the next twelve to eighteen months as you have done so in your response letter. F

<u>Form 10-Q for the period ended September 30, 2009</u>

<u>Critical Accounting Policies, page 23</u>

2. The gain on bargain purchase of $2.8 million is 40% and 19% of earning before taxes for the three months and nine months ending September 30, respectively. $2.1 million of this amount is based on estimates of the fair value of contingent payments under the earn-out provision of the asset purchase agreement. The amount of gain is also determined by your estimate of the fair value of acquired intangible assets, primarily customer relationships. As appropriate, please provide a discussion in future filings of your method for determining the fair value of both contingent payments and the intangible assets acquired. Describe the key assumptions underlying your estimates and discuss the uncertainty associated with these assumptions and potential events or circumstances that could have a negative effect.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Melissa Rocha at (202) 551-3854 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. You may direct questions on other comments and disclosure issues to Errol Sanderson, Financial Analyst, at (202) 551- 3746 or Brigitte Lippmann at (202) 551-3713.

Sincerely,

Terence O'Brien
Accounting Branch Chief